6/9.


05008802

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Curlew Lake Resources Inc.

*CURRENT ADDRESS

PROCESSED
JUN 1 0 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1978 FISCAL YEAR 1-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/10/05

File No.: 82-1978

RECEIVED
2005 JUN -9 A 11:1?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
1-31-05

CURLEW LAKE RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2005

CHARTERED ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of Curlew Lake Resources Inc.

We have audited the balance sheet of Curlew Lake Resources Inc. as at January 31, 2005 and the statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at January 31, 2004 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in their report dated June 1, 2004.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
March 15, 2005

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31, 2005

	2005	2004
ASSETS		
Current		
Cash	95,069	2,005
Receivables	1,568	16,838
	96,637	18,843
Long-term investment (Note 3)	-	23,625
Equipment	-	10,758
Oil and gas properties (Note 4)	1,599,329	1,626,865
Mineral properties (Note 5)	15,645	3,000
	1,711,611	1,683,091
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	10,555	40,935
Due to related parties (Note 6)	146,061	215,289
Shareholders' equity		
Capital stock (Note 7)	11,637,753	11,322,753
Contributed surplus (Note 7)	95,111	72, 451
Deficit	(10,177,869)	(9,968,337)
	1,554,995	1,426,867
	1,711,611	1,683,091

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)
Commitments (Note 4 and 12)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR YEAR ENDED JANUARY 31, 2005

	2005	2004
INCOME		
Petroleum and natural gas sales, net	11,114	35,734
EXPENSES		
Amortization & depletion	14,002	19,333
Interest and bank charges	18,698	18,223
Management fees	60,000	60,000
Office and miscellaneous	7,634	11,970
Professional fees & Consulting	43,015	14,767
Regulatory and transfer agent fees	18,496	16,085
Royalties Paid	16,780	0
Rent	9,031	13,883
Stock-based compensation (Note 7)	22,660	72,451
Telephone	7,346	7,335
Travel and promotion	5,206	5,514
Wages and benefits	34,000	24,000
	256,868	263,561
Loss before other items	(245,754)	(227,827)
OTHER ITEMS		
Write-off of long-term investment	0	1
Write-down/recovery of oil and gas properties (Note 4)	(32,887)	1
Gain on sale of marketable securities (Note 3)	(3,335)	0
	(36,222)	2
Loss for the year	(209,532)	(227,829)
Deficit, beginning of year	(9,968,337)	(9,740,508)
Deficit, end of year	(10,177,869)	(9,968,337)
Basic and diluted loss per common share	(0.01)	(0.01)
Weighted average number of common shares outstanding	38,252,067	36,913,773

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEAR ENDED JANUARY 31, 2005

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	(209,532)	(227,829)
Items not affecting cash:		
Amortization	14,002	19,334
Stock-based compensation	22,660	72,451
Gain on sale of Marketable Securities	(3,335)	0
Write-down of oil and gas properties	0	1
Write-off of long-term investment	0	1
Changes in non-cash working capital items:		
Decrease (Increase) in receivables	15,270	(15,181)
Decrease in accounts payable and accrued liabilities	(30,380)	(27,753)
Net cash used in operating activities	(191,315)	(178,976)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	315,000	100,000
Proceeds from (repayment to) related party	(69,228)	2,357
Net cash provided by financing activities	245,772	102,357
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(3,244)	(456)
Recovery (acquisition) of oil and gas properties	27,536	18,742
Proceeds on sale of Marketable Securities	26,960	0
Acquisition of mineral properties	(12,645)	(3,000)
Net cash provided by investing activities	38,607	15,286
Change in cash during year	93,064	(61,333)
Cash, beginning of year	2,005	63,338
Cash, end of year	95,069	2,005
Cash paid during current year for:		
Interest expense	18,027	17,594
Income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of mineral properties and the production from oil and gas properties in Alberta, Canada and the United States.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	2005	2004
Deficit	(10,177,869)	(9,968,337)
Working capital (deficiency)	86,082	(22,092)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Long-term investments

The Company records investments in which it does not have significant influence at cost and adjusts to net realizable value if there is a decline in value that is other than temporary.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at rates of 20% and 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and Gas Properties

Curlew Lake Resources uses the full cost method for oil and gas exploration, development and production activities as set out in CICA Accounting Guideline 16 ("ACG-16"), "Oil and Gas Accounting – Full Cost". The cost of acquiring oil and natural gas properties as well as subsequent development costs are capitalized and accumulated in a cost center. Maintenance and repairs are charged against income, and renewals and enhancements, which extend the economic life of the property, plant and equipment, are capitalized. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by at least 20%. AcG-16 requires that a ceiling test be performed at least annually to assess the carrying value of oil and gas assets. A cost center is tested for recoverability using undiscounted future cash flows from proved reserves and forward indexed commodity prices, adjusted for contractual obligations and product quality differentials. A cost center is written down to its fair value when its carrying value, less the cost of unproved properties, is in excess of the related undiscounted cash flows. Fair value is estimated using accepted present value techniques that incorporate risk and uncertainty when determining expected future cash flows. Unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

Asset retirement obligations

At December 31, 2003, the Company adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of asset retirement obligations. Under this policy the Company recognizes the liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of oil and gas properties and depleted into earnings over time.

Depreciation, Depletion, and Accretion

In accordance with the full cost accounting method, all crude oil and natural gas acquisition, exploration, and development costs, including asset retirement costs, are accumulated in a cost center. The aggregate of net capitalized costs and estimated future development costs, less the cost of unproved properties and estimated salvage value, is amortized using the unit-of-production method based on current period production and estimated proved oil and gas reserves calculated in accordance with National Instrument 51-101.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value. This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees. Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant. However, pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is required. During fiscal year ending January 2004, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year's presentation.

3. LONG-TERM INVESTMENTS

Long-term investments

During the 2003 fiscal year, in accordance with the farmout agreements, the Company received 17,500 common shares of Impact Energy Inc. ("Impact") with a value of $23,625. During the 2005 fiscal year, the Company sold 17,500 common shares of Impact Energy Inc. ("Impact") for a Gain on Marketable Securities of $3,335.

4. OIL AND GAS PROPERTIES

	2005	2004
Turner Valley Oil Project	3,412,686	3,445,623
EKHO Project	1	1
Fosterton Project	5,000	0
Oak Peak (White Pine) Project	600	0
Forum Prospect	1	1
	3,418,288	3,445,625
Less: Recoveries and drilling advances received	(420,759)	(420,560)
Accumulated depletion and amortization	(1,398,200)	(1,398,200)
	1,599,329	1,626,865

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. During the 2002 fiscal year, the Company signed farmout agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. Pre-payout royalty income is now being received from two of three Company interest producing wells.

During the 2002 fiscal year, in accordance with one of the farmout agreements, the Company received 17,500 common shares of Impact Energy Inc. with a value of $23,625. This amount has been recorded against capitalized costs of the project.

Also during the 2002 fiscal year, the Company signed an agreement whereby an investor agreed to pay 1.575% of the cost of drilling and completing a specific well on Company interest land in this area. Pursuant to the agreement, the Company will receive 15% of any revenues from this interest in the well until the investor recovers his investment, and thereafter the Company will receive 50% of revenues. As at January 31, 2005, the investor has recovered $30,069, and drilling advances of $151,256 remain to be paid. (2004 - $151,057)

EKHO Project, California, USA

In 1999, the Company entered into an Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's Ekho Oil Project in the San Jaoquin Valley, Kern County, California, USA. The Company held a 4.38% working interest in the project. During 2003, the Company and the operator had difficulty funding a completion program for the project, and management decided to write-down its investment of $777,737 to a nominal value. A new agreement signed effective May 1, 2004 restructured the project, whereby the Company converted its working interest to a .33 of one percent Gross Overriding Royalty interest in any production from the Ekho No. 1 well and the surrounding 320 acres. This resulted in Curlew Lake receiving the return of previously paid abandonment costs for the project in the amount of $32,887.

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

4. OIL AND GAS PROPERTIES (cont'd…)

Oak Peak Project, Nevada, USA

An agreement has been signed granting Curlew Lake an option to acquire a 100% interest in certain petroleum and natural gas leases, subject to a 7.5% royalty to the Vendor, and a US BLM royalty of 12.5%, which provides a 80% net revenue lease to Curlew Lake. If the initial test well on the project (planned for 2005) achieves sustained production over 1000 barrels of oil per day (BOPD), the Company is required to pay a one-time fee of $100,000; or if the production is under 1000 BOPD, the one-time fee will be $50,000. The fees are payable within 90 days of commencement of production.

Fosterton Project, Saskatchewan, Canada

The Company has signed an agreement whereby it is granted the right to participate in a test well (planned for fiscal 2006) to earn a 25% interest in 320 acres of petroleum and natural gas leases. The Company will be required to pay 25% of the costs of an initial well on the project, and will be entitled to receive 25% of all net revenue from the well before payout (subject to a convertible GORR reserved to Farmors) and 15% after payout. The Company will have the right to pay 15% of the cost and receive 15% of the proceeds of production on any further wells on the project.

5. MINERAL PROPERTIES

	2005	2004
Aaron Property	0	3,000
Typhoon Claims	15,645	0
	15,645	3,000

Aaron Property, Mount Lytton, British Columbia

The Company, after initial exploration, decided not to pursue this property and has written off the property value.

5. MINERAL PROPERTIES (cont'd...)

Typhoon Claims, Clear Creek District, Yukon Territories

In the 2003 fiscal year, the Company entered into an option agreement to acquire a 100% interest in 12 mineral claims in the Clear Creek District of the Yukon, subject to a 10% net proceeds of production interest reserved to the Vendors. Curlew Lake may earn a 100% interest in the claims by paying $17,000.00 in cash and 200,000 common shares over two years. Cash payments are scheduled $2000.00 on signing (paid), $5000.00 on or before December 31, 2004, and $10,000.00 on or before December 31, 2005. Shares will be issued, subject to regulatory approvals, and subject to successful results of initial exploration, on or before December 31, 2004. A 10% Net Proceeds of Production Royalty is reserved for the Vendor.

	Cash Payments	Share Payment
On signing	$ 2,000 (paid)	
On or before June 30, 2005	$ 5,500	
On or before December 31, 2005	$ 10,000	
On or before December 31, 2004		200,000 (paid)

6. DUE TO RELATED PARTIES

Amounts due to related parties are due to directors, bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, are unsecured with no specific terms of repayment. However, the Company has received assurance from the related parties that the loan will not be called within the next twelve months.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
As at January 31, 2003	36,529,526	11,222,753	-
Exercise of warrants	1,000,000	100,000	-
Stock-based compensation	-	-	72,451
As at January 31, 2004	37,529,526	11,322,753	72,451
Private Placement	6,000,000	300,000	-
Exercise of warrants	150,000	15,000	-
Stock-based compensation	-	-	22,660
As at January 31, 2005	43,679,526	11,637,753	95,111

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options (cont'd...)

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, January 31, 2003	-	-
Options granted	1,600,000	0.10
Balance, January 31, 2004	1,600,000	0.10
Options granted	500,000	0.10
Balance, January 31, 2005	2,100,000	0.10

Stock options outstanding at January 31, 2005 are as follows:

	Number of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.10	February 2, 2008
	500,000	$ 0.10	May 26, 2009
	2,100,000	$ 0.10	

Stock-based compensation

On May 26, 2004, the Company granted 500,000 stock options to an officer of the company. The estimated fair value of these options using the Black-Scholes option pricing model was $ 22,660 . This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate	4.18%
Expected life of options	5.0 years
Annualized volatility	112%
Dividend rate	0.00%

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

The following warrants to acquire common shares were outstanding at January 31, 2005

Number of Shares	Exercise Price	Expiry Date
3,000,000	$ 0.10	November 25, 2005
3,000,000	0.15	January 24, 2006

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes are as follows:

	2005	2004
Loss for the year	(209,532)	(227,829)
Expected income tax recovery	74,635	85,664
Non deductible expenses and adjustment for income tax rate changes	(17,702)	(7,270)
Stock-based compensation not deductible for income tax purposes	(8,071)	(27,242)
Unrecognized benefits of non-capital losses	(48,862)	(51,152)
Income tax recovery	-	-

8. INCOME TAXES (cont'd...)

The Company's future tax assets are as follows:

	2005	2004
Future income tax assets:		
Non-capital loss carry forwards	418,467	476,782
Capital loss carry forwards	96,309	-
Resource properties	532,349	604,672
Equipment	30,659	29,508
	1,077,784	1,110,962
Less: Valuation allowance	(1,077,784)	(1,110,962)
	-	-

The Company has available for deduction against future taxable income non-capital losses of approximately $1,175,000 and capital losses of $540,756. The non-capital losses, if not utilized, will expire commencing in 2005. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital and capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $60,000 (2004 - $60,000) to a company controlled by a director.

b) Paid or accrued fees of $10,000 (2004 – nil) to a director.

c) Paid or accrued interest expense of $18,027 (2004 - $17,594) to a company controlled by a director on amounts due to a related party.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable, as they have no repayment terms.

11. SUBSEQUENT EVENTS

a.) February 15th, 2005, the issuance of 200,000 common shares to the Kingfisher Syndicate was completed. The 200,000 Shares have been issued with a four month hold period expiring June 15, 2005.

b.) April 18th, 2005, the Company announced it had closed its private placement of 600,000 units at $0.05 per unit for gross proceeds of $30,000. Each unit is comprised of one common share of the Company, and one share purchase warrant entitling the Subscriber to acquire an additional common share at a price of $0.10 per share, exercisable at any time up to April 18, 2006. The securities are subject to a four month hold period in accordance with regulatory policies ending August 19, 2005.

12. COMMITMENTS

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) U.S. Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources - CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC (A wholly owned subsidiary with No Asset Value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the U.S. with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources- CWQ will have a 15% interest in Curlew Resource Corp.

This agreement in no way impacts Curlew Lake Resources Inc. asset with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp- CRC by the Aidan Capital Management Group.

CURLEW LAKE RESOURCES INC.
2005 MANAGEMENT'S DISCUSSION AND ANALYSIS
MD&A preparation date May 18th, 2005

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Curlew Lake Resources Inc. (the "Company"), should be read in conjunction with the consolidated financial statements for year ending January 31, 2005. National Instrument Policy 51-102 states the Company is not required to have their Interim Financial Statements reviewed by their auditors. The Company has decided to opt out of external audit review of its Interim Financial Statements. The financial position of the Company dictates this is currently a prudent management decision.

Description of Business

The Company is an oil and natural gas, and precious metals, exploration, development and production company with operations in western Canada and the United States. The Company was incorporated on January 15, 1987, in British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol CWQ.

Selected Annual Information

	2005	2004	2003
Total Revenue	11,114	35,734	3,550
Loss before discontinued items, in total	(209,532)	(227,829)	(181,119)
Loss before discontinued operations and extraordinary items, on a per share basic & diluted per share basis	(0.01)	(0.01)	(0.01)
Net Loss Total	(209,532)	(227,829)	(958,857)
Net Loss per share (basic & diluted basis)	(0.01)	(0.01)	(0.03)
Total Assets	1,711,611	1,683,091	1,915,270
Total long-term financial liabilities	146,061	215,289	212,932
Cash dividends declared per-share	-	-	-

Selected Annual Information Discussion

In fiscal year ending January 31, 2005 the Company focused on mineral property exploration with positive results. The company had decided to diversify in the current year while waiting for production issues to be resolved in the Turner Valley oil and gas project. This resulted in the Company acquiring and exploring additional land, which gives good potential to add value to the Company in the medium term.

In the past year our management team has been considerably strengthened with the addition of David McKee as Chief Financial Officer. This, and our focus on new lower risk plays, has positioned the Company to increase shareholder value. The company is now involved in several plays with significant potential, which have been acquired for minimal cash payments.

- In Fosterton, the company has focused on an area of extensive existing oil production. Management feels this could result in 3-4 new oil wells, each well potentially capable of producing more than 100 barrels of oil per day in total. The Company has a 25% working interest in the project.
- Preliminary results in the Yukon have led to increased discussions regarding a possible Joint Venture Gold deal. The company had significant results in its first stage of gold exploration, and plans an aggressive follow up program.
- New developments close to the White Pine, Nevada oil project, have decreased the risk factor with the recent progress of a well in close proximity currently testing the same geological structures.
- The Aidan Capital agreement, which management feels will add positive results to the company, including a US Listing and access to a much larger market and network.

These initiatives, along with the secure base of Turner Valley gas production, should help strengthen the company from its current position. The company has been notified that the three Turner Valley wells, including Whiskey Creek, should be online again by July 2005. Management is excited about the future and will continue to strive to add shareholder value.

1.4 Results of Operations

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the 2002 fiscal year, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non- operator position on all leases in this area. Pre-payout royalty income is expected to recommence in mid 2005 from two of three Company interest wells.

Exploration Program

The Company has announced plans to participate in the drilling of a development well on the underlying gas reserves on Section 20 in Township 22, Range 3, west of the fifth meridian, just south of Calgary, Alberta. The Section 20 well is directly offsetting a Section 17 well at Whiskey Creek and is 1.5 miles southeast of the Shell 11- 31 well at Sarcee that has produced over 90 billion cubic feet of natural gas and 500,000 barrels of natural gas liquids. The Section 17 well penetrated two separate sheets of the Mississippian formation. Seismic indicates there a strong potential for two Mississippian sheets on Section 20. The operator of the southeast and northwest quarters of Section 20 has proposed this well and reports they have commenced the licensing process for a well with a target spud date for the third quarter of 2005. The Company has a 4.375% working interest in the southeast and northwest quarter of Section 20, which will convert to a 2.1875% working interest in the 640-acre Section 20 spacing unit (subject to pooling).

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established by the end of 2nd quarter 2005. The operator expected to start another drilling program in 2004, however this has been delayed and is now expected to commence in the 3rd quarter 2005.

Exploration Results

Four wells have been successfully drilled and tested on Company interest lands in this area. Three of the four wells have been placed on production. The other has been successfully tested and will be readied for production as soon as an adjoining well has been deepened and the required pipeline constructed.

Future Developments

Operations are ongoing. The Company is committed to the long-term exploration of the Turner Valley project.

Fosterton Project, Fosterton, Saskatchewan

The Fosterton project is located in Saskatchewan and presents good potential offsetting existing production. A seismic review completed on the property has shown a seismic high underlying the Fosterton field, extending to the southwest beneath the land in which the Company has a 25% working interest. The Company and its partners intend to have this well drilled as soon as possible. The primary target, the Rosary Sand, located at a depth of about 3,300 feet, is a well-developed porous and permeable sand and is the producing horizon in the Fosterton field. The farm out land consists of 320 acres offsetting the Fosterton field. Wells can be drilled on 40 acre spacing with the present seismic feature supporting several offset locations should the first commitment well be commercial. Cumulative production at the analogous Fosterton Field varies with the best well producing over 300,000 barrels of oil. The seismic work completed suggests a multiple well project.

Exploration Program

The Company has been advised that due to spring breakup drilling would be on hold for several weeks. Meetings with government bodies responsible for licensing have been concluded and as a result the Company will be completing a proposal to enter the Fosterton site with the care required in this time of ground instability. The team is currently working on a proposal to minimize any surface disturbance when heavy equipment is moved on-site. The Company is very confident, based on the meetings in Saskatchewan, that the planned drilling will be licensed shortly upon submitting the plan. The Company will be updating its website on licensing news.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the second quarter.

Exploration Results

The Company is very confident based on the meetings in Saskatchewan that the planned drilling will be licensed shortly upon submitting the plan. The Company will be updating the website on licensing and drilling news.

Future Developments

Operations are ongoing. The Company is committed to the long-term exploration of the Fosterton project.

Oak Peak (White Pine) Project, Nevada, U.S.A.

The Company is pleased to announce the acquisition of an option to acquire lease rights for a new oil well project called "White Pine" located in White Pine County, Nevada. This property presents good potential near current exploration activity. The agreement gives the Company a 100% working interest in the lease and subsequent wells subject to a 7.5% royalty to vendors and U.S. BLM Land Royalty of 12.5% (a 80% net revenue lease). The Company plans to have a test well drilled in 2005. If the initial test well is successful the Company has agreed to pay a one-time fee of $100,000U.S for a well that achieves sustained production over 1000 barrels of oil per day (BOPD), or $50,000 if under 1000 BOPD, within 90 days of well production commencement. The primary target, located at a depth of 3,500 feet, in the Middle Devonian Simonson Formation, has been known for several major producing fields, including Blackburn and Grant Canyon, with one well alone producing approximately 4000 barrels a day for ten years and over 15 million barrels of oil from inception to date. The White Pine project consists of 937 acres. An ongoing drill program near the Company property will be followed closely by Management. The Company feels this provides a high potential opportunity dependant on the results of the exploration work. The Company feels this project presents a great opportunity of multiple well potential.

Exploration Program

The Company has been notified that drilling on the property adjacent to Company land is continuing. The operating company has recently given this well a "Tight Hole" status, and all we have been able to discover to date is that the well has interesting oil shows. Management feels this location has great potential since the proposed Company well is in close proximity and is based on the same structural interpretation. The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the third quarter 2005.

Exploration Results

The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Future Developments

Analysis is ongoing. The Company is committed to the long-term exploration of the White Pine project.

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, US.

Exploration Program

The Company has announced that the next phase of operations to complete the EKHO No. 1 well have now commenced (see News Release by Tri-Valley Corporation (TIV -Amex) dated May 13 2004). As previously issued in a Web Advisory, the Company has agreed to terms which would provide the Company with a .33% Gross Overriding Royalty in the EKHO No. 1 well.

Reconciliation of Proposed & Actual Expenditures

The Company is no longer financially responsible for any additional costs to complete its share of this project. In the current year the Company recovered the deposit for well abandonment since Curlew Lake Resources Inc. is no longer responsible for any future cost.

Exploration Results

Drilling of the EKHO No. 1 well began on February 7, 2000, and on May 7, 2000 the well had reached total depth of 19,085 feet, under budget and ahead of schedule. Subsequent flow testing indicated insufficient flow rates. In 2005 the operator announced the beginning of a hydraulic frac program on the well, which it hopes will produce economical values. The well is currently undergoing a production flow test. Results are expected in the next months.

Future Developments

Operations are ongoing. The Company is expecting results in the second quarter 2005.

Forum Prospect - Los Angeles County, California

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

Reconciliation of Proposed & Actual Expenditures

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Exploration Results

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Future Developments

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Lytton Mineral Project, Mount Lytton area, British Columbia

The Company acquired an option to earn a 100% interest in the Aaron mineral claims located in the Mount Lytton area of British Columbia. The claims consist of 4 units (about 200 acres) covering an area of interesting mineralization with potential for commercial gold and silver values. The property is readily accessible by 2 to 3 kilometers of good road to the Trans Canada Highway about 10 kilometers east of Lytton, BC.

Reconciliation of Proposed & Actual Expenditures

The Company negotiated an agreement with Royalon Prospection whereby the Company could earn a 100% interest in the claims by paying $6,000.00 in cash and 200,000 common shares over 1 year. Cash payments were scheduled $1,000.00 on signing (paid), and a further $5,000.00 on or before December 31, 2004. Shares were to be issued, subject to regulatory approvals, and subject to successful results of initial exploration, on or before December 31, 2004. A 10% Net Proceeds of Production Royalty was reserved for the Vendor. In the event the Company sold or optioned the property to a third party within 3 years, the Vendor were entitled to receive 25% of the proceeds of the sale or option. The Company carried out a preliminary exploration program in early 2004. No further payments were made after the initial $1,000.00 signing payment.

Exploration Results

The Company has completed preliminary work on the Aaron Mineral Claims.

Future Developments

The company has decided to abandon the Aaron Mineral Claims.

Clear Creek Mineral Project, Yukon

The Company acquired an option to earn a 100% interest in the Typhoon mineral claims located in the Clear Creek District of the Yukon. The claims consisted of 12 units (624 acres) covering an area where geochemical surveys and placer mining have shown interesting values in gold and silver. The property is readily accessible via a good road connecting to the Klondike Highway some 85 kilometers southeast of Dawson City.

Reconciliation of Proposed & Actual Expenditures

The Company negotiated an agreement with the Kingfisher Syndicate, headed by well known geologist and professional engineer Robert Adamson (retired), whereby the Company may earn a 100% interest in the claims by paying $17,000.00 in cash and 200,000 common shares over two years. Cash payments are scheduled $2,000.00 on signing (paid), $5000.00 on or before June 30, 2005, and $10,000.00 on or before December 31, 2005. The Company has completed the issuance of 200,000 to the Kingfisher Syndicate. A 10% Net Proceeds of Production Royalty is reserved for the Vendor.

Exploration Results

In September 2004 the Company mobilized a two-man crew to the property to perform a Geochemical Survey and prospecting. The crew consisted of an experienced geologist and a technician. During the preliminary operation the crew staked an additional 8 claims. This increased the Company's claim block to 20 units. The claims were recorded to allow assessment work to be completed. The crew spent a week on the property installing a soil geochemical grid, sampling and prospecting along the soil lines. The Quartz Claim property is in the Dawson Mining District on NTS 115 P/14. A detailed map can be found at the following location http://www.yukonminingrecorder.ca/PDFs/115/115P14P.pdf. For reference the initial Company Claims are named "Wind 1-3", "Zephyr 1-3", "Storm 1-3" and "Gale 1-4". The crew collected samples at 50m intervals along the soil geochemical grid for assay using the 31 element ICP and Au fire assay techniques. In December 2004 management of the Company announced that the first stage of exploration on the Company's Typhoon Gold Property in the Clear Creek area of the Yukon Territory (see News Release dated August 31, 2004) had been completed. This stage of the program was performed by the consulting group, Aurora Geosciences Ltd. of Whitehorse, Yukon Territory under the direction of Scott Casselman, BSc., P. Geo., identified as a Qualified Person under National Instrument 43-101. The property is 100% controlled by the Company, subject to 10% net profits of production royalty, and now consists of 36 claim units covering approximately 2,000 acres.

The property originally consisted of 12 claim units with a further 8 claim units staked during the initial stage of the exploration program. On advice from its consultants the Company had an additional 16 claim units staked on the eastern boundary bringing the current total to 36 claim units. This extends the property to the east across Left Clear Creek past the outlet of 65 Pup Creek into Left Clear Creek, reaching into close proximity to large claim holdings of other companies in the area, and to the west to adjoin another claim block held by other parties. The land in which the claims are situated is "non-glaciated" Crown Land and falls under the jurisdiction of the Government of the Yukon. First Nations Settlement Land areas lie 3 km northwest of the mineral claims. The property is readily accessible by the Barlow Dome Road, a narrow gravel road running along the ridge on the north side of Clear Creek from the North Klondike Highway near Barlow Lake, for about 20 km to, and across, the property. A total of 147 samples were collected. The gold geochemistry returned a significant anomalous region on the eastern part of line 79700N and 79900N. The highest gold-in-soil value is 87.4 ppb, which is substantially anomalous for this area. The anomaly is open to the east and south. The area also has a coincident arsenic-in-soil anomaly at the ends of lines 79700N, 79900N and 80100N. The As values range from 12.5 to 19.6 ppm. Recommendations by Aurora Geosciences Ltd. for the next stage of exploration on this property include filling in the soil sample grid to 100 m intervals and 25 m station spacing in areas of interest and extending the grid eastward to better define and close-off the gold-in-soil anomaly. Further recommendations include a geological mapping program and geophysical surveys, together with pitting and trenching as required to adequately determine geology and expose bedrock in the anomalous area. (A copy of the report by Aurora Geosciences Ltd. has been posted on the Company's website.) Management is very encouraged by these initial results and plans to implement the recommendations of Aurora Geosciences Ltd. and proceed with the next stage of exploration as early as weather permits.

Future Developments

Management is in the process of planning for the current exploration season. Negotiations in Toronto between the Company and 2 Companies involved in Minerals and Oil and Gas have been ongoing since early March. Both parties currently seem eager to work with Company management. They have been provided the full data of the Yukon play and have expressed interest. Management feels this project has significant potential for the Company and its shareholders. Management is hopeful that formal plans for an intense JV Exploration program will be announced for the Clear Creek property in the near future.

Summary of Quarterly Results
Curlew Lake Resources Inc.
Statement of Loss and Deficit
(Unaudited – prepared by management)

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
INCOME	2003	2003	2003	2003	2004	2004	2004	2004
Petroleum and natural gas sales, net	1,865	4,244	14,553	15,072	1,886	3,835	1,500	3,893
EXPENSES								
Amortization & depletion	207	-	-	19,126	-	-	2,710	11,292
Interest and bank charges	3,660	4,308	6,923	3,332	6,615	4,533	5,076	2,474
Management fees	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
Office and miscellaneous	2,948	4,058	2,994	1,970	2,906	1,780	1,578	1,370
Consulting & professional fees	1,260	175	12,696	636	188	596	26,181	16,050
Regulatory and transfer agent fees	4,530	6,731	3,397	1,427	3,268	5,732	3,815	5,681
Rent	3,605	3,418	3,386	3,474	3,387	3,327	3,355	-1,038
Royalties paid	-	-	-	-	-	-	-	16,780
Stock-based compensation	-	-	-	72,451	-	5,660	-	17,000
Telephone	1,719	1,759	1,959	1,898	1,666	1,279	1,739	2,662
Travel and promotion	532	1,302	1,727	1,953	945	1,007	1,719	1,535
Wages and benefits	6,000	6,000	6,000	6,000	6,000	6,000	10,000	12,000
Total Operating Expenses	39,461	42,751	54,082	127,267	39,975	44,914	71,173	100,806
Loss before other items	-37,596	-38,507	-39,529	-112,195	-38,089	-41,079	-69,673	-96,913
OTHER ITEMS								
Non-Extraordinary items	-	-	-	2	-3,335	-	-	-32,887
Quarter Loss	-37,596	-38,507	-39,529	-112,197	-34,754	-41,079	-69,673	-64,026

1.6 Liquidity and Solvency

At January 31, 2005, the Company had working capital of $86,082. In the short term, the Company will be using the funds to participate in the upcoming Fosterton oil project. Outside of this project the Company will be relying on private placement funding as well as shareholder project investment to fund the company. The Company is in preliminary discussions with investors regarding project investment plans to fund further exploration projects. However, there is no guarantee the Company will be able to raise these funds.

1.9 Related Party Transactions

Amounts due to related party are due to a director, bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, are unsecured with no specific terms of repayment. However, the Company has received assurance from the related party that the loan will not be called within the next twelve months. The Company entered into the following transactions with related parties: a) Paid or accrued management fees of $60,000 (2004 - $60,000) to a company controlled by a director. b) Paid or accrued fees of $10,000 (2004 - Nil) to a director. c) Paid or accrued interest expense of $18,027 (2004 - $17,594) to a company controlled by a director on amounts due to a related party. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

General and Administrative

The Company has focused on lowering expense on routine items. Management of the Company does not foresee any significant change to the yearly administrative expenditures during the coming year. However, should the Company not receive the required funding, the Company will review all on-going expenditures and take appropriate action. (See liquidity and solvency above).

Investor Relations

The Company had no arrangements with an independent investor relation consultant during the year ended January 31, 2005.

Subsequent Events

a.) February 15th, 2005, the issuance of 200,000 common shares to the Kingfisher Syndicate was completed. The 200,000 Shares have been issued with a four month hold period expiring June 15, 2005.

b.) April 18th, 2005, the Company announced it had closed its private placement of 600,000 units at $0.05 per unit for gross proceeds of $30,000. Each unit is comprised of one common share of the Company, and one share purchase warrant entitling the Subscriber to acquire an additional common share at a price of $0.10 per share, exercisable at any time up to April 18, 2006. The securities are subject to a four month hold period in accordance with regulatory policies ending August 19, 2005.

Commitments

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) U.S. Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources - CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC (A wholly owned subsidiary with no asset value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the U.S. with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources- CWQ will have a 15% interest in Curlew Resource Corp.

This agreement in no way impacts Curlew Lake Resources Inc. assets with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp- CRC by the Aidan Capital Management Group.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
As at January 31, 2003	36,529,526	11,222,753	-
Exercise of warrants	1,000,000	100,000	-
Stock-based compensation	-	-	72,451
As at January 31, 2004	37,529,526	11,322,753	72,451
Private placement	6,000,000	300,000	-
Exercise of warrants	150,000	15,000	-
Stock-based compensation	-	-	22,660
As at January 31, 2005	43,679,526	11,637,753	95,111

Stock Options

Stock options outstanding at January 31, 2005 are as follows:

	Number of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.10	February 2, 2008
	500,000	$ 0.10	May 26, 2009
	2,100,000	$ 0.10	

Warrants

The following warrants to acquire common shares were outstanding at January 31, 2005

Number of Shares	Exercise Price	Expiry Date
3,000,000	$ 0.10	November 25, 2005
3,000,000	0.15	January 24, 2006
6,000,000		

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31, 2005

	2005	2004
ASSETS		
Current		
Cash	95,069	2,005
Receivables	1,568	16,838
	96,637	18,843
Long-term investment	-	23,625
Equipment	-	10,758
Oil and gas properties	1,599,329	1,626,865
Mineral properties	15,645	3,000
	1,711,611	1,683,091
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	10,555	40,935
Due to related parties	146,061	215,289
Shareholders' equity		
Capital stock	11,637,753	11,322,753
Contributed surplus	95,111	72, 451
Deficit	(10,177,869)	(9,968,337)
	1,554,995	1,426,867
	1,711,611	1,683,091

On behalf of the Board:

"ROBERT B. PINCOMBE" Director "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR YEAR ENDED JANUARY 31, 2005

	2005	2004
INCOME		
Petroleum and natural gas sales, net	11,114	35,734
EXPENSES		
Amortization & depletion	14,002	19,333
Interest and bank charges	18,698	18,223
Management fees	60,000	60,000
Office and miscellaneous	7,634	11,970
Professional fees & consulting	43,015	14,767
Regulatory and transfer agent fees	18,496	16,085
Royalties paid	16,780	0
Rent	9,031	13,883
Stock-based compensation	22,660	72,451
Telephone	7,346	7,335
Travel and promotion	5,206	5,514
Wages and benefits	34,000	24,000
	256,868	263,561
Loss before other items	(245,754)	(227,827)
OTHER ITEMS		
Write-off of long-term investment	0	1
Write-down/recovery of oil and gas properties	(32,887)	1
Gain on sale of marketable securities	(3,335)	0
	(36,222)	2
Loss for the year	(209,532)	(227,829)
Deficit, beginning of year	(9,968,337)	(9,740,508)
Deficit, end of year	(10,177,869)	(9,968,337)
Basic and diluted loss per common share	(0.01)	(0.01)
Weighted average number of common shares outstanding	38,252,067	36,913,773

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEAR ENDED JANUARY 31, 2005

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	(209,532)	(227,829)
Items not affecting cash:		
Amortization	14,002	19,334
Stock-based compensation	22,660	72,451
Gain on sale of marketable securities	(3,335)	0
Write-down of oil and gas properties	0	1
Write-off of long-term investment	0	1
Changes in non-cash working capital items:		
Decrease (increase) in receivables	15,270	(15,181)
Decrease in accounts payable and accrued liabilities	(30,380)	(27,753)
Net cash used in operating activities	(191,315)	(178,976)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	315,000	100,000
Proceeds from (repayment to) related party	(69,228)	2,357
Net cash provided by financing activities	245,772	102,357
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(3,244)	(456)
Recovery (acquisition) of oil and gas properties	27,536	18,742
Proceeds on sale of marketable securities	26,960	0
Acquisition of mineral properties	(12,645)	(3,000)
Net cash provided by investing activities	38,607	15,286
Change in cash during year	93,064	(61,333)
Cash, beginning of year	2,005	63,338
Cash, end of year	95,069	2,005
Cash paid during current year for:		
Interest expense	18,027	17,594
Income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.